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                                                                MARK PERLOW


mark.perlow@dechert.com
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Direct
                                                                +1 415 262 4555
Fax
September 2, 2025


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, NE
Washington, DC 20549

Attn:     John F. Kernan

Re:       The Private Shares Fund (the    Fund   )
          1933 Act File No. 333-184361
          1940 Act File No. 811-22759

Dear Mr. Kernan:

This letter responds to the comments of the U.S. Securities and Exchange
Commission (   SEC   )
staff with respect to the staff   s review pursuant to the Sarbanes-Oxley Act
of 2002 of the Fund   s
Form N-CSR filed for the fiscal year ended December 31, 2024. The SEC staff   s
comments were
provided by you to me and Phillip Garber of Dechert LLP in a telephonic discussion on July 2,
2025. The SEC staff   s comments and the responses of the Fund are set forth
below:

      1. Comment: Please modify the presentation of investments held by the Fund through special
         purpose vehicles (   SPVs   ) which are investment companies or
private funds in the
         schedule of investments to align with regulation S-X rule 12-12 by disclosing the name of the applicable SPV or private fund in which the investment was made and the number of units owned supplemented by parenthetical disclosure of the underlying
issuer   s name,
         security description and, if applicable, the type of derivative contract providing the economic exposure and disclosure with relevant shares, inputs or principle. If the Fund considers its current presentation, which appears from an accounting perspective to reflect consolidation, to be appropriate, please provide a supporting accounting analysis citing
         U.S. GAAP.

          Response: The Fund will modify the presentation of investments held by the Fund through
          SPVs in the schedule of investments to align with regulation S-X rule 12-12, in future filings, where applicable, for those instances in which the requirements for consolidation are not met.
                                                             September 2, 2025
                                                            Page 2




2. Comment: Please include a section in the notes to financial statements to address the
   various risks and uncertainties linked to the Fund   s principal investment
strategies, as this
   information is relevant to the readers    understanding of the Fund   s
financial statements and
   should be included under Accounting Standards Codification (   ASC   ) 275.

    Response: The Fund confirms that in future filings, it will more clearly and specifically, include in the notes to the financial statements a footnote or other supplementary information, to address the various risks and uncertainties linked to the
Fund   s principal
    investment strategy.

3. Comment: Please supplementally discuss what, if any, insurance policies exist to mitigate any risk of counterparty failure to meet an obligation under a derivative or forward contract linked to securities in a private company held directly or through an SPV or private fund.
   Please include an assessment of whether the policies should be considered assets of the
   Fund and the reason supporting this assessment and address the accounting treatment of these policies, including how any expenses related to the policies flow through the financial statements.

    Response: The Fund did not hold any insurance policies to mitigate the risk of counterparty failure to meet an obligation under a derivative or forward contract linked to securities in a private company held directly or through an SPV or private fund, nor does the Fund have any knowledge of any such insurance policies held by an SPV or private fund in which the
    Fund was invested.

4. Comment: Certain investments such as NextRoll, Relativity Space, Brain
Corp.,
   Roofstock, and Voyager Space appear to have stale prices as of the fiscal year end. Please discuss in correspondence why these investments have not experienced any price movement since the semi-annual report date. Please include considerations of ASC 820 in your response to support the valuation presented in the schedule of investments.

    Response:

    NextRoll. The fair value of NextRoll, as determined by Liberty Street Advisors, Inc. (the
       Adviser   ) as the Fund   s valuation designee, actually varied
throughout fiscal year 2024.
    The consistent values shown in the Fund   s N-CSRS and N-CSR were
coincidental. The N-
    PORT-P filing as of September 30th, and the NPORT-NP filings for other months in 2024,
    illustrate the security   s fair value fluctuations during that year.
                                                              September 2, 2025
                                                             Page 3




    Roofstock. The company completed a merger with Mynd Management, Inc. in May 2024, and a valuation for the combined entity was provided to investors. The Adviser as the valuation designee considered this valuation to be the best indication of value for Roofstock securities, and it therefore was used as an input to fair value the security in accordance with
    the Fund   s valuation procedures. The Adviser continued to monitor the
company   s fair
    value for other observable inputs or indications of value during the fiscal year, but none were identified.

    Relativity Space, Brain Corp., and Voyager Space. These portfolio companies completed primary financing rounds in the first half of fiscal year 2024, selling their securities at specified prices. These inputs were deemed by the Adviser to be the most observable and reliable indicators of fair value. These securities are still subject to periodic review. As no other more observable inputs or other material impacts to their business operations were identified during the fiscal year, their values remained consistent. As per AICPA guidance section 10.33, FASB ASC 820-10-35-36 states that valuation techniques used to measure fair value shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

5. Comment: In Note 3, Fair Value Measurements, in the notes to financial statements, the roll forward of the activity in level 3 investments describes dollar-for-dollar capital restructuring transactions in several private company investments that resulted in the Fund exchanging one form of securities for another in a different level of the
company   s capital
   structure. Please explain the policy followed by the Fund when disclosing the valuation of each side of the restructuring transactions, and excluding the exchanges into units of private companies, confirm if they resulted in losses to the Fund.

    Response: The amounts disclosed in Note 3 represent the cost basis of the investments transferred between the asset classes and are therefore a dollar-for-dollar exchange. Any unrealized gain or loss is captured in the table as well to account for the changes in value.
    The conversions resulted in both gains and losses to the fund that in the aggregate resulted in a net gain to the Fund.

6. Comment: Please confirm that Class A and L fee waiver and expense reimbursement recoupments comply with the disclosed provision that the recoupment will not cause the annualized expenses to exceed the lesser of the current expense limitation or the expense limitation in place at the time of the waiver and/or the assumption of an expense. The staff observes that the recoupments in 2023 and 2024 are causing the net operating expense ratios to exceed the level of the caps in existence prior to May 1, 2023.
                                                         September 2, 2025
                                                        Page 4




Response:

The Fund confirms that Class A and L fee waiver and expense reimbursement recoupments comply with the disclosed provision that the recoupment will not cause the annualized expenses to exceed the lesser of the current expense limitation or the expense limitation in place at the time of the waiver and/or the assumption of an expense. To be specific, the
Adviser did not recoup from the Fund amounts that the Adviser had reimbursed to the Fund prior to May 1, 2023, that would have resulted in any share class of the Fund exceeding the expense limitation that was in place for each such share class prior to May 1, 2023.

Nonetheless, Management of the Fund reviewed the Fund   s expense data in order
to
determine the source of the Staff   s observation that the recoupments in 2023
and 2024 are
causing the net operating expense ratios to exceed the level of the caps in existence prior to May 1, 2023. Through this review, Fund management has determined that these exceedances arose from an accounting error related to the allocation of sub-transfer agency
(   sub-TA   ) fees among the Fund   s share classes. As disclosed in the Fund
 s prospectus,
the Fund has adopted a Shareholder Services Plan under which the Fund compensates
financial industry professionals for providing ongoing services (   Shareholder
Services
fees   ) in respect of clients to whom they have distributed Class A or Class L
Shares of the
Fund. Also as disclosed in the Fund   s prospectus, the Fund makes sub-transfer
agent
payments (   Sub-TA expenses   ) to third parties that provide sub-transfer
agent services
with respect to certain shareholder accounts. As disclosed in the Fund   s
prospectus,
payments for Shareholder Services fees and Sub-TA expenses for each of Class A and
Class L cannot exceed on an annual basis 0.25% of the daily average NAV of the share class.

Fund management has ascertained that, since June 2021, the Fund   s third-party
accountant
incorrectly allocated Sub-TA expenses pro rata across the Fund   s three share
classes rather
than specifically to the share classes on behalf of the shareholders of which the fees were incurred. The misallocation resulted in an overallocation of Sub-TA expenses to Class I, which had the effect of overstating the Class I expense ratio, and an under-allocation of
Sub-TA expenses to Class A and Class L, which had the effect of understating the Class A
and Class L expense ratios (the    Sub-TA Misallocation   .)

As a result of the understatement of the Class A and Class L expense ratios during certain periods (in 2023, 2024 and 2025) when their expense ratios were below the applicable
expense caps, the Fund   s third-party accountant processed a greater amount of
expense
reimbursement recoupment payments to the Adviser than it should have from these classes.
Conversely, as a result of the overstatement of the Class I during certain periods (also in
                                                         September 2, 2025
                                                        Page 5




2023, 2024 and 2025) when its expense ratio was above the applicable expense cap, the
Adviser inadvertently reimbursed more than it should have to this class. Before May 1,
2023, the Adviser inadvertently reimbursed more than it should have to all three share classes because all were above the applicable expense cap.

In addition, if the Sub-TA expenses had been allocated correctly, the sum of the Sub-TA expenses and Shareholder Services fees would have exceeded the 25 bps cap for Class A
(the    SSF Cap Misapplication   ). As a result, Class A was inadvertently not
afforded the
benefit of the 25 bps cap, and the Adviser   s responsibility to directly pay
the amounts that
these fees/expenses exceed the cap was inadvertently reduced.

The error arose because the fund accountant   s system default setting was to
allocate all
shareholder servicing expenses pro rata, and this methodology was inadvertently applied to Sub-TA expenses. This allocation method has been corrected.

The Sub-TA Misallocation caused the Adviser inadvertently to under-reimburse the
Fund. The Adviser has reimbursed the appropriate share classes for such misallocations, and Class A and Class L have transferred to Class I the amounts by which the former share classes were under-allocated Sub-TA expenses at the expense of Class I. After accounting for these transfers, Class A was ultimately overcharged between 2 and 3 bps (depending on the period) in 2023, 2024 and 2025 because it was inadvertently not afforded the benefit of the 25 bps cap on Sub-TA expenses and Shareholder Servicing fees, as described above.
The aggregate amount of overcharge resulting from the Sub-TA Misallocation and the SSF
Cap Misapplication was $243,085, representing $231,569 for Class A and $11,515 for
Class L. These amounts include foregone interest accrued at 5% totaling $11,338. The
Adviser has reimbursed Class A and Class L for these amounts and will bear these expenses, pending resolution of discussions with the fund accountant.

The overcharge also resulted in NAV errors in Class A and Class L during certain periods in 2023, 2024 and 2025 that were above 1 cent per share. Class A experienced more share repurchases than subscriptions during the period, accordingly the Fund received a net benefit of $29,578 from the NAV errors. Class L experienced more share subscriptions than repurchases during the period, accordingly the Fund experienced a loss of $2,739 from the NAV errors. The Advisor reimbursed Class L for this amount and will bear these
expenses, pending resolution with the fund accountant. The NAV errors were lower than
  % of the NAV of each of these share classes at all times, and thus reprocessing of Fund
share transactions was not required under the Fund   s NAV error policy. There
was no NAV
error in Class I because throughout the period in question, its expense ratio was always
                                                               September 2,
2025
                                                              Page 6




        above the expense cap, and thus at each NAV calculation date it was being reimbursed by the Adviser to maintain the expense ratio at the level of the cap.

    7. Comment: The staff notes that the net expenses for Class I and A appear to be greater than the gross expenses in the fee table. When funds pay back previously waived expenses, the staff believes that the recaptured fees should be presented on a separate line item or included within another expense line item and reflected in gross expenses. The recoupment of previously waived fees is viewed as an expense of the fund. Please explain how the Fund is in compliance with this requirement and whether an update to the fee table is necessary.

        Response: The Fund confirms that in future filings it will reflect the recoupment of expenses as a separate line item in the fee and expense table and include such expenses in
        the Fund   s gross expense ratio.



                                 *      *       *      *       *

Should you have any questions or comments, please contact the undersigned at 415.262.4530.


Sincerely,

/s/ Mark Perlow

Mark Perlow